UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 23, 2022

MedicaMetrix, Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-1069429
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

600 Suffolk Street, Suite 250 Lowell, MA	01854
(Address of principal executive offices)	(Zip code)

(617) 527-1203

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The Special Financial Report on Form 1-K of MedicaMetrix, Inc. (the “Company”) was due to be filed on February 23, 2022. The Company has not yet filed that report and therefore no offers or sales may be made under Regulation A at this time.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Lowell, Massachusetts, on February 24, 2022.

MedicaMetrix, Inc.

/s/ Robert Rudelius
By:	Robert Rudelius, Chief Executive Officer